UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2006
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)

Date: June 7, 2006
	By	/s/ Tamihiko Sudo Tamihiko Sudo
President and Representative Director
This report on Form 6-K contains the following:
1.	The English-translated Convocation Notice of the 60th Ordinary General Meeting of Shareholders of common stock of the Company to be held on June 29, 2006.

(Summarized Translation)
Convocation Notice
of the 60th Ordinary General Meeting of Shareholders
PIONEER CORPORATION
TOKYO, JAPAN
(Stock code: 6773, ISIN: JP3780200006)
Note: This is a summarized translation of the original convocation notice written in the Japanese language.

June 7, 2006
To Shareholders:
Convocation Notice of the 60th Ordinary General Meeting of Shareholders
Notice is hereby given that the 60th Ordinary General Meeting of Shareholders of the Company will be held as described hereunder and your attendance is cordially requested.
You are entitled to vote in writing if you are unable to attend the meeting in person. In this regard, we cordially request that you study the reference document annexed hereto, and indicate your approval or disapproval of the proposal on the enclosed voting directive form, impress your seal thereon, and return it to us no later than June 28, 2006, Japan time.
If you attend the meeting in person, please submit the enclosed voting directive form at the reception desk of the meeting.

Very truly yours,

Tamihiko Sudo
President and Representative Director
Pioneer Corporation
4-1, Meguro 1-chome, Meguro-ku, Tokyo
Description

1. Date and time:	10:00 a.m. on Thursday, June 29, 2006, Japan time

2. Place:	MEGURO GAJOEN
8-1, Shimomeguro 1-chome, Meguro-ku, Tokyo

3. Matters constituting the object of the meeting:
     Matters to be reported on:
1.	Reports on the Business Report, Balance Sheet and Statement of Operations for the 60th Accounting Period (from April 1, 2005, to March 31, 2006)

2.	Reports on Consolidated Balance Sheet and Consolidated Statement of Operations for the 60th Accounting Period, and Audit Reports on Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors
     Matters to be acted on:
Agenda Item No. 1.	Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 60th Accounting Period

Agenda Item No. 2.	Amendment to a Portion of the Articles of Incorporation

Agenda Item No. 3.	Election of Eight (8) Individuals as Directors

Agenda Item No. 4.	Election of One (1) Individual as Substitute Auditor in Case of a Vacancy

Agenda Item No. 5.	Presentation of Retirement Allowance to Retiring Directors

ATTACHED DOCUMENT TO THE CONVOCATION NOTICE
OF THE GENERAL MEETING OF SHAREHOLDERS
BUSINESS REPORT (from April 1, 2005, to March 31, 2006)
1.	OUTLINE OF BUSINESS OPERATIONS

(1)	Principal Substance of Business

The Company engages primarily in the manufacture and sales of home electronics and car electronics products, and all businesses incidental and related to the businesses mentioned above.

Effective from the 60th accounting period, the Company changed business segment classification for certain businesses. Results related to plasma displays for business use and DJ equipment have been moved from “Others” to “Home Electronics.” Corresponding figures for the previously reported operating revenue by segment and segment information have been reclassified accordingly.

The following table sets forth the principal products of the Company and the ratio of operating revenue by segment to total operating revenue:

	Principal Products	Ratio of Sales by Segment
Segment	in Each Segment	to Total Sales
		60th	59th Accounting
		Accounting Period	Period
Home Electronics	Plasma displays, DVD recorders, DVD players, DVD drives, stereo systems, individual stereo components, DJ equipment, telephones and equipment for cable-TV systems	47.0%	45.4%

Car Electronics	Car navigation systems, Car stereos, car AV systems and car speakers	43.8%	42.7%

Patent Licensing	Licensing of patents related to laser optical disc technologies	1.1%	1.4%

Others	Organic light-emitting diode (OLED) display panels, factory automation systems, electronics devices and parts and business-use AV systems	8.1%	10.5%

(2)	Result of Business Operations and Addressing Current Challenges
(a)	Result of Business Operations:
Operating Revenue by Segment

	Accounting Period		% to
	60th	59th	prior year
	(In millions of yen)
Domestic	81,998	90,838	90.3
Overseas	272,692	231,933	117.6

Home Electronics	354,690	322,771	109.9

Domestic	117,560	120,260	97.8
Overseas	212,962	183,150	116.3

Car Electronics	330,522	303,410	108.9

Domestic	—	—	—
Overseas	8,540	10,237	83.4

Patent Licensing	8,540	10,237	83.4

Domestic	33,208	37,653	88.2
Overseas	28,004	36,971	75.7

Others	61,212	74,624	82.0

Domestic	232,766	248,751	93.6
Overseas	522,198	462,291	113.0

Total	754,964	711,042	106.2

Notes	1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

	2.	Operating revenue in the Patent Licensing segment consists of royalty revenue of the Company’s U.S. subsidiary.

	3.	In the 60th accounting period, the Company sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries, and the gain on the sale are presented as income from discontinued operations. Corresponding figures for the previous accounting period have been reclassified accordingly.
In the 60th accounting period, the year ended March 31, 2006, consolidated operating revenue rose 6.2% year on year to 754,964 million yen. However, the Company posted a net loss of 84,986 million yen, compared with a net loss of 8,789 million yen in the 59th accounting period. During the period under review, the average value of the Japanese yen was weaker against the U.S. dollar and the euro by 5.1% and 1.9%, respectively, compared with the 59th accounting period.
Home Electronics sales increased 9.9% year on year to 354,690 million yen. Plasma display sales rose by approximately 30%. Sales of own–brand plasma displays fell in Japan but grew overseas. Rising sales overseas were driven by an expanding market for high-resolution models in North America and Europe. Although OEM (original equipment manufacturer) sales increased, this mainly reflects the September 30, 2004 acquisition of a plasma display production subsidiary. Pioneer reported higher sales of DJ equipment, but sales of DVD recorders, DVD players, and stereo systems declined.

Car Electronics sales climbed 8.9% year on year to 330,522 million yen. Sales of car audio products were higher both in consumer markets and on an OEM basis. Consumer-market sales expanded primarily in Central and South America, as well as North America and Russia, while OEM sales rose primarily in North America and Japan. Sales of car navigation systems increased in consumer markets, with sales growth coming mainly from Japan and North America. OEM sales increased in North America due to the start of new OEM transactions, but dropped in Japan as the effect of demand generated by the roll out of new models in the previous period diminished. OEM sales represented 35% of total Car Electronics sales in the 60th accounting period, down from 36% in the previous period.
In Patent Licensing, royalty revenue decreased 16.6% year on year to 8,540 million yen. This decrease was mainly attributable to the impact of the expiration of some patents licensed to the optical disc industry.
In the Others segment, sales declined 18.0% year on year to 61,212 million yen. This mainly reflected falling sales of factory automation systems, despite higher sales of compact speaker units for cellular phones.
The Company posted a net loss of 84,986 million yen, compared with a net loss of 8,789 million yen in the previous period, mainly due to a decreased gross profit margin resulting from falling prices for our major products, retirement charges related to the incentive-based early retirement plan, impairment losses on property, plant and equipment mainly for plasma displays, and losses related to the dissolution of equity-method affiliate ELDis, Inc., in connection with the Company’s business restructuring plans.
(b)	Research and Development

Amid rapid technological innovation in the electronics industry, Pioneer conducts research and development (R&D) with the aim of creating and quickly commercializing new technologies. Our efforts are focused on technologies spanning flat panel displays, high-density recording and playback, digital audio/video (AV) products and information technology (IT), as well as broadcasting and communications.

Pioneer’s main R&D activities and accomplishments in the 60th accounting period were as follows:

FEA Image Sensor with HEED Cold Cathodes and HARP Target

In May 2005, Pioneer and Japan Broadcasting Corporation (NHK) succeeded in jointly developing a compact, ultra-sensitive imaging device called a Field Emitter Array (FEA) image sensor with HEED*1 cold cathodes and HARP*2 target.

This device consists of an active-matrix HEED cold cathode array developed by Pioneer facing an ultra-sensitive HARP photoconductive film. The whole device is only 10mm thick, roughly one-tenth the thickness of imaging tubes used in conventional ultra-sensitive cameras (around 100mm), making it ideal for compact cameras. Pioneer and NHK paved the way for this highly sensitive image sensor by combining a HEED cold cathode array, which consists of a micro-HEED-element matrix and stably emits electrons at low operating voltage, with an active-matrix circuitry, which enables the least wiring for assembly and high drive speeds.

This breakthrough represents a major step toward commercializing energy-efficient, compact, and ultra-sensitive cameras that can pick up high-quality images in poor light conditions. The technology not only lays the groundwork for highly versatile and ultra-sensitive cameras needed at the frontlines of news reporting but also promises a wide range of applications in consumer products such as camcorders, night-vision cameras for automobiles, and security cameras.

The prototype image sensor developed by Pioneer and NHK consists of 256 x 192 pixels, with a pixel size of 50 x 50 micrometers. Going forward, Pioneer and NHK aim to rapidly commercialize this technology by increasing the pixel number by further reducing the pixel size.

*1 High-efficiency Electron Emission Device:
Pioneer’s original electron emission device with superior emission efficiency as a cold cathode; it employs the emission of high-energy electrons generated in solids.

*2 High-gain Avalanche Rushing amorphous Photoconductor:
A film developed principally by NHK that converts light into electric charges. Because the electric charge is amplified without increasing noise, the film offers much higher sensitivity than conventional CCD image sensors.

(c)	Addressing Current Challenges:

The global economy is experiencing an overall recovery, supported by robust consumer spending, despite some concerns over surging materials prices, including crude oil. However, Pioneer faces an extremely challenging business environment, due to ongoing price-based competition involving its core products.

In this climate, we will work to rebuild our brand and improve our operating results by focusing on the innovative, high-quality, and value-added products that define Pioneer. To achieve this, Pioneer will recapture the essence of its group philosophy—“Move the Heart and Touch the Soul” of more people around the world.

In the plasma display business, our production output is increasing in step with surging overall market demand. With a forecast of further growth in demand, Pioneer expects to see an increase in the capacity utilization rates of some production lines year on year, but will suspend or shut down the operation of certain production lines incompatible with new products. Our efforts are also focused on improving profitability by continuing to reduce costs, while reducing OEM sales of panel modules and focusing instead on own-brand plasma display products. In addition, Pioneer will bring more innovative products to market, including 1080p plasma displays, aiming to improve its brand value and expand its business.

In the DVD product business, the market for these products is growing, but prices are rapidly falling. In response, Pioneer will reduce costs through production in China and collaborations with other companies, and raise the return on product development investments through external sales of key components. Meanwhile, product development and design processes will be reviewed thoroughly to raise the efficiency and speed of development. In DVD drives for personal computers (PCs), Pioneer plans to offer new value-added proposals by shifting the main thrust of product development to Blu-ray Disc drives, a promising next-generation product. We will narrow down our DVD recorder lineup to products in areas of expertise as part of efforts to propose value-added products that are embraced by customers. Furthermore, through economies of scale generated by volume production of DVD drives for PCs that share key components, Pioneer aims to improve profitability in the DVD recorder business.

In the car electronics business, Pioneer is targeting fast-growing consumer markets of Central and South America, Russia and elsewhere, in order to retain its position of leadership in car audio products. In addition, amid the uptake and growth of music content distribution and digital broadcasting, the Company will work to drive earnings growth in the car electronics business by offering products that stand apart from those of other companies through the creation of new value and functions.

In car navigation systems, Pioneer will actively press ahead with business expansion in Europe and North America, where full-fledged consumer markets are emerging, as well as in Japan’s consumer market, where Pioneer’s car navigation systems have always enjoyed a strong reputation. Aiming to reduce burgeoning software development costs accompanying product advancements, Pioneer is reforming product development processes and raising their efficiency through standardization.

In the OEM car navigation system business, Pioneer is redoubling efforts in the growing market for car navigation systems offered as dealer options in Japan. In parallel, the Company aims to capture new orders by offering new proposals to OEM customers that leverage our own product planning capabilities, which have been proven in consumer markets, and the advantages of conducting map-related content production within the group. Meanwhile, in the OEM car audio products business too, Pioneer aims to make the most of its strengths in consumer markets to drive further business expansion.

Turning to structural reforms, Pioneer has implemented an incentive-based early retirement plan to reduce personnel levels. Meanwhile, the Company has been identifying issues and exploring concrete initiatives in connection with the following five management innovation projects.
•	Formulate a new corporate vision that acts as medium-term guidelines under Pioneer’s new management framework.

•	Revise and reinforce all core processes for developing, manufacturing and selling products, aiming to create products that customers enjoy.

•	Change the corporate culture to foster an open and relaxed atmosphere, as well as effectively implement Plan, Do, Check, Action (PDCA) cycles.

•	Revitalize the audio business, with the goal of rebuilding Pioneer’s brand image by reviewing Company-wide initiatives.

•	Optimally allocate head office strategy formulation and administrative functions on a consolidated basis, aiming to raise efficiency by reviewing head office functions and organizations group-wide.
Pioneer is currently formulating a concrete action plan incorporating proposals for each project. Pursuant to the above project to optimally allocate head office strategy formulation and administrative functions, the Company implemented organizational reforms centering on administrative and back office divisions on April 1 this year. In addition, Pioneer has changed its operating processes in light of project recommendations and has begun business activities based on these new processes as part of the above project to revise and reinforce core processes.
Going forward, Pioneer will raise management efficiency and speed up management processes to improve earnings by reducing the number of directors/executive officers, while reforming additional operating processes under its new organization and management framework.
(3)	Capital Expenditures

The total amount of capital expenditures during the period under review was 40,325 million yen, the principal of which was invested in land and buildings, as well as facilities and molds for production.

(4)	Financing

There was no stock or bond issuance during the period under review.

(5)	Summary of Business Operations
(a)	Consolidated Basis

	Year Ended March 31
	2003	2004	2005	2006
	57th	58th	59th	60th
	Accounting	Accounting	Accounting	Accounting
	Period	Period	Period	Period
	(In millions of yen except per share information)
Operating revenue	664,828	684,749	711,042	754,964
Net income (loss)	16,078	24,838	(8,789)	(84,986)
Net income (loss) per share	90.24	141.58	(50.11)	(487.23)
Total assets	647,029	722,542	725,167	678,046
Total shareholders’ equity	318,393	332,938	332,239	273,250
Total shareholders’ equity per share	1,814.88	1,897.83	1,904.73	1,566.60

Notes:	1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

	2.	As for the 57th accounting period, net income increased, reflecting a large increase in sales in Home Electronics, Car Electronics and Others, despite a decrease in royalty revenue in Patent Licensing. As for the 58th accounting period, net income increased mainly as a result of increased sales and improved gross profit margin as well as decreased selling, general and administrative expenses. Lower average value of the yen against the euro during the year compared to the previous year affected gross profit margin favorably. Total assets increased due to the issuance of convertible bonds of 60,000 million yen in aggregate principal amount, net proceeds of which were planned to be applied mainly toward investment in the plasma display business. As for the 59th accounting period, the Company posted a net loss, reflecting a decreased gross profit margin resulting from intensified price competition for our major products, despite the increased operating revenue. In addition, impairment losses of carrying value of certain production facilities and losses in connection with withdrawal from North American cable TV set-top box business were recognized. The business results for this 60th accounting period are as described under the caption “1. OUTLINE OF BUSINESS OPERATIONS — (2) Result of Business Operations and Addressing Current Challenges” in this report.

	3.	Net income per share has been computed by dividing net income available to holders of common stock by the weighted-average number of shares of common stock outstanding during each year. Total shareholders’ equity per share is based on the number of shares of common stock outstanding at the end of each period.

	4.	In the 60th accounting period, the Company sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries, and the gain on the sale are presented as income from discontinued operations in the consolidated statements of operations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Corresponding figures for the previous fiscal year have been reclassified accordingly.

(b)	Parent-only Basis

	Year Ended March 31
	2003	2004	2005	2006
	57th	58th	59th	60th
	Accounting	Accounting	Accounting	Accounting
	Period	Period	Period	Period
	(In millions of yen except per share information)
Sales	450,950	469,010	485,530	515,792
Ordinary income (loss)	10,769	16,419	(4,991)	(31,546)
Net income (loss)	4,243	6,774	(360)	(47,757)
Net income (loss) per share	23.40	38.04	(2.06)	(273.79)
Total assets	384,685	461,564	458,745	452,730
Total shareholders’ equity	270,552	277,425	269,005	221,500
Total shareholders’ equity per share	1,541.78	1,580.82	1,542.21	1,269.91

Notes:	1.	As for the 57th accounting period, due to a worsening gross profit margin and increases of selling, general and administrative expenses, ordinary income increased, thanks to the increase of non-operating income that was brought about by a gain in dividend income and other factors. As a result, net income during the period increased, despite a decrease in extraordinary gains, because extraordinary losses diminished as well due to a decrease in losses related to business reorganization. As for the 58th accounting period, ordinary income increased due to increased sales and a decrease in selling, general and administrative expenses. As a result, net income also increased. Total assets increased due to the issuance of convertible bonds of 60,000 million yen in aggregate principal amount, net proceeds of which were planned to be applied mainly toward investment in the plasma display business. As for the 59th accounting period, although sales increased, an ordinary loss was posted due to a decreased gross profit margin and an increase in selling, general and administrative expenses. Net loss was posted, reflecting expenses incurred in connection with withdrawal from certain businesses facing unfavorable prospects, despite an extraordinary gain recorded in conjunction with the transfer of the substitutional portion of our employee welfare pension plan to the Japanese government. As for the 60th accounting period, although sales increased, an ordinary loss was posted due to a decreased gross profit margin, an increase in selling, general and administrative expenses and a decrease in dividend income. Net loss was posted, reflecting losses related to business reorganization.

	2.	Except per share information, all amounts less than one million yen are disregarded.

	3.	Net income per share is based on the weighted average number of shares of common stock outstanding during each period. Total shareholders’ equity per share is based on the number of shares of common stock outstanding at the end of each period. All per share amounts less than the second decimal place are disregarded.

2.	OUTLINE OF THE COMPANY (as of March 31, 2005)

(1)	Information on Shares

(a)	Number of Shares the Company May Issue:	400,000,000 shares

(b)	Number of Shares Issued:	180,063,836 shares

Note: 5,641,946 shares of treasury stock held by the Company are included.

(c)	Number of Shareholders of Common Stock:	40,950 shareholders (a decrease of 2,667 from the end of the previous period)

(d)	Distribution of Share Ownership:

				Percentage of
	Number of	Number of		Shareholdings to
	Shareholders	Shares Held		Total Issued Shares

Financial institutions	89	63,477	thousand	35.25%

Securities companies	39	3,243		1.80

Other Japanese business corporations	352	4,911		2.73

Foreign corporations and individuals	392	68,231		37.89

Japanese individuals and others	40,078	40,199		22.33

Total	40,950	180,063	thousand	100.00%

Notes:	1.	All numbers of shares less than one thousand are disregarded.

	2.	Japanese individuals and others include 5,641 thousand shares (3.13%) as treasury stock held by the Company.

(e)	Top Ten Largest Shareholders:

	Number of
Name of Shareholder	Shares Held		*1	*2	*3

The Master Trust Bank of Japan, Ltd. (Trust Account)	11,980	thousand	6.65%	—	—

Japan Trustee Services Bank, Ltd. (Trust Account)	11,020		6.12	—	—

The Chase Manhattan Bank, N. A. London	6,838		3.79

Societe Generale Paris SGOP/DAI Paris 6Z	6,680		3.71	—	—

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	6,490		3.60	—	—

Mizuho Bank, Ltd.	4,000		2.22	—	—

Trust & Custody Services Bank, Ltd. as trustee for Mizuho Bank, Ltd. Retirement Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.	3,955		2.19	—	—

The Sumitomo Trust & Banking Co., Ltd. (Trust Account B)	3,554		1.97	—	—

Morgan Stanley & Co. International Limited	2,876		1.59	—	—

Barclays Bank PLC Sub-account Barclays Capital Securities Limited SBL/PB	2,779		1.54	—	—

Notes:	1.	*1 indicates percentage of shareholdings to the total number of the Company’s issued shares.

	2.	*2 indicates the number of shares of each shareholder held by the Company.

	3.	*3 indicates percentage of the Company’s shareholdings to the total number of each shareholder’s issued shares.

	4.	All numbers of shares less than one thousand are disregarded.

	5.	All percentage figures less than the second decimal place are disregarded.

	6.	The Company holds 5,641 thousand shares as treasury stock.

(f)	Share Acquisition Rights Issued and Outstanding:

	Number of Share
	Acquisition Rights	*1	*2	*3
Share acquisition rights issued on July 8, 2002 *4	5,638	563,800 shares of common stock of the Company	null	2,477 yen

Share acquisition rights issued on July 8, 2003 *5	3,126	312,600 shares of common stock of the Company	null	2,951 yen

Stock acquisition rights issued on March 5, 2004 *6	12,000	15,067,130 shares of common stock of the Company	null	4,022 yen

Stock acquisition rights issued on July 8, 2004 *7	3,159	315,900 shares of common stock of the Company	null	2,944 yen

Stock acquisition rights issued on July 8, 2005 *8	3,151	315,100 shares of common stock of the Company	null	1,828 yen

Notes:	1.	*1 indicates class and number of shares to be issued (or transferred from the Company’s own shares held by the Company in lieu thereof) upon exercise of share acquisition rights.

	2.	*2 indicates issue price of share acquisition rights.

	3.	*3 indicates amount to be paid in per share upon exercise (exercise price) of share acquisition rights.

	4.	*4 were issued for the purpose of granting stock options, pursuant to the special resolution at the 56th Ordinary General Meeting of Shareholders held on June 27, 2002.

	5.	*5 were issued for the purpose of granting stock options, pursuant to the special resolution at the 57th Ordinary General Meeting of Shareholders held on June 27, 2003.

	6.	*6 were issued as a portion of convertible bonds (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai), pursuant to the resolution by the Board of Directors on February 16, 2004.

	7.	*7 were issued for the purpose of granting stock options, pursuant to the special resolution at the 58th Ordinary General Meeting of Shareholders held on June 29, 2004.

	8.	*8 were issued for the purpose of granting stock options, pursuant to the special resolution at the 59th Ordinary General Meeting of Shareholders held on June 29, 2005.
(2)	Acquisition, Disposition and Holding of the Company’s Own Shares
(a)	The Company’s Own Shares Purchased for the 60th Accounting Period

Number of shares of common stock: 7,192 shares
Aggregate amount of purchase price: 12,141,619 yen

(b)	The Company’s Own Shares Disposed for the 60th Accounting Period

Number of shares of common stock: 436 shares

Aggregate amount of disposal price: 712,042 yen

(c)	Treasury Stock at the End of the 60th Accounting Period

Number of shares of common stock: 5,641,946 shares

(3)	Employees (Consolidated bases)

Number of Employees	Change from the Previous Period’s End

38,826	Increase of 5,417
Note: Above number of employees includes 777 employees who retired as of March 31, 2006, by the incentive-based early retirement plan.
(4)	Principal Offices and Plants
(a)	Pioneer Corporation (Parent Company)
Headquarters (Tokyo)
Omori Plant (Tokyo)
Tokorozawa Plant (Saitama)
Kawagoe Plant (Saitama)
Corporate Research & Development Laboratories (Saitama)
(b)	Principal Sales and Manufacturing Subsidiaries

Sales Subsidiaries
Pioneer Marketing Corporation (Tokyo)
Pioneer Electronics (USA) Inc. (USA)
Pioneer Europe NV (Belgium)
Pioneer GB Ltd. (U.K.)
Pioneer Electronics Deutschland GmbH (Germany)
Pioneer France SA (France)
Pioneer China Holding Co., Ltd. (China)
Pioneer High Fidelity Taiwan Co., Ltd. (Taiwan)
Manufacturing Subsidiaries
Tohoku Pioneer Corporation (Yamagata)
Pioneer Display Products Corporation (Shizuoka)
Pioneer Plasma Display Corporation (Kagoshima)
Pioneer Electronics Asiacentre Pte. Ltd. (Singapore)
Pioneer Technology (Shanghai) Co., Ltd. (China)
Pioneer Technology (Dongguan) Co., Ltd. (China)
Pioneer Manufacturing (Thailand) Co., Ltd. (Thailand)
Pioneer Technology (Malaysia) Sdn. Bhd. (Malaysia)
(c)	Research and Development Subsidiaries

Pioneer Research Center USA, Inc. (USA) Pioneer Digital Design Centre Ltd. (U.K.)

(5)	Present State of the Company’s Group
(a)	Status of the Company’s Major Subsidiaries:

Name	Location	Capital	*1		Principal Business

Tohoku Pioneer Corporation	Yamagata	10,800 million yen	67.0%		Manufacture of car electronics products

Pioneer Display Products Corporation	Shizuoka	5,000 million yen	100.0%		Manufacture of plasma displays

Pioneer Plasma Display Corporation	Kagoshima	10,000 million yen	100.0 (100.0	% %)	Manufacture of plasma displays

Pioneer North America, Inc.	U.S.A.	$474,631 thousand	100.0%		Coordination of the activities of the Company’s North American local subsidiaries and affiliates

Pioneer Europe NV	Belgium	50,513 thousand euro	100.0 (18.5	% %)	Coordination of the activities of the Company’s European local subsidiaries and affiliates, and distribution of the Company’s products

Pioneer Electronics Asiacentre Pte. Ltd.	Singapore	$28,055 thousand	100.0%		Coordination of the activities of the Company’s Asian local subsidiaries and affiliates, and manufacture and distribution of the Company’s products

Pioneer China Holding Co., Ltd.	China	473,833 thousand yuan	100.0%		Coordination of the activities of the Company’s Chinese local subsidiaries and affiliates, and distribution of the Company’s products

Notes: 1.	*1 indicates percentage of the Company’s contribution, directly or indirectly, to the subsidiaries. The figures in parentheses indicate the indirect portion of such contribution.

2.	In addition, there is Discovision Associates located in the U.S.A., whose principal business is licensing of worldwide patents relating to laser optical technologies, which is important but is not listed in the table above because it is a partnership under the laws and regulations of the U.S.A.

3.	All capital amounts less than one unit are disregarded.

4.	All percentage figures less than the second decimal place are disregarded.
(b)	New Development in the Company’s Group:

In the 60th accounting period, the Company sold Pioneer Digital Technologies Inc., a subsidiary engaged in the development of cable TV software in North America, to its management, and reached a preliminary agreement with OMRON Corporation on the sale of Pioneer Precision Machinery Corporation, which is involved in the electronic components business.

(c)	Business Performance of the Company’s Group:

The number of consolidated subsidiaries was 124, and the Company’s investments in three affiliated companies were accounted for on an equity basis. Please refer to “1. OUTLINE OF BUSINESS OPERATIONS (2) Result of Business Operations and Addressing Current Challenges” concerning the consolidated business results.
(6)	Major Lenders

None

(7)	Directors, Corporate Auditors and Executive Officers
(a)	Directors and Corporate Auditors

Position in
the Company	Name	Proper or Principal Occupation

*President	Tamihiko Sudo

*Senior Managing Director	Akira Niijima	In charge of Japanese domestic subsidiaries

*Senior Managing Director	Hajime Ishizuka	In charge of Corporate Management Group, export management in general, and Procurement Group

Senior Managing Director	Osamu Yamada	General Manager of Research & Development Group and General Manager of Corporate Research & Development Laboratories

Managing Director	Tadahiro Yamaguchi	In charge of Production Management and Coordination Division, and quality control in general

Managing Director	Satoshi Matsumoto	General Manager of Environmental Preservation Division and General Manager of Environmental Preservation Group

Managing Director	Koichi Shimizu	Chairman of Pioneer China Holding Co., Ltd.

Managing Director	Yoichi Sato	Deputy General Manager of Research & Development Group, General Manager of PDP Development Center, and in charge of Plasma Panel Engineering Division of Home Entertainment Business Group

Managing Director	Akira Haeno	General Manager of Mobile Entertainment Business Group

Director and Advisor	Kanya Matsumoto

Director and Advisor	Kaneo Ito

Position in
the Company	Name	Proper or Principal Occupation

Director	Tatsuhiro Ishikawa	Attorney-at-Law and Professor at Asia University

Director	Shunichi Sato

Corporate Auditor (full time)	Makoto Koshiba

Corporate Auditor	Terumichi Tsuchida	Senior Advisor of Meiji Yasuda Life Insurance Company

Corporate Auditor	Isao Moriya	Certified Public Accountant

Corporate Auditor	Keiichi Nishikido	Attorney-at-Law

Notes: 1.	* indicates a Representative Director.

2.	Messrs. Tatsuhiro Ishikawa and Shunichi Sato satisfy the requirements of “outside director” under the Japanese law.

3.	Messrs. Terumichi Tsuchida, Isao Moriya and Keiichi Nishikido satisfy the requirements of “outside corporate auditor” under the Japanese law.

4.	Messrs. Yoichi Sato and Akira Haeno were newly elected and assumed the office of Director at the 59th Ordinary General Meeting of Shareholders held on June 29, 2005.

5.	Mr. Takashi Kobayashi retired from the office of Director at the conclusion of the 59th Ordinary General Meeting of Shareholders held on June 29, 2005.

6.	On June 29, 2005, Mr. Tamihiko Sudo, who was theretofore Senior Managing Director and Representative Director, assumed the office of Executive Vice President and Representative Director; Mr. Osamu Yamada, who was theretofore Managing Director, assumed the office of Senior Managing Director; and Messrs. Yoichi Sato and Akira Haeno, who were theretofore Director, assumed the offices of Managing Director.

7.	On November 30, 2005, Mr. Shinji Yasuda retired from the office of Corporate Auditor.

8.	On January 1, 2006, Mr. Kanya Matsumoto, who was theretofore Chairman and Representative Director, and Mr. Kaneo Ito, who was theretofore President and Representative Director, assumed the offices of Director and Advisor; and Mr. Tamihiko Sudo, who was theretofore Executive Vice President and Representative Director, assumed the office of President and Representative Director.

9.	In line with the Company’s organization change effective on April 1, 2006,the proper or principal occupation of certain Directors listed above was changed as from the day as follows:

Position in
the Company	Name	Proper or Principal Occupation

Managing Director	Tadahiro Yamaguchi	In charge of Engineering & Production Management Division

Managing Director	Satoshi Matsumoto	In charge of Quality Control Division

(b)	Executive Officers

Position in
the Company	Name	Proper or Principal Occupation

Senior Managing Executive Officer	Kazunori Yamamoto	General Manager of International Business Group

Senior Executive Officer	Seiichiro Kurihara	General Manager of Intellectual Property Division

Senior Executive Officer	Masao Kawabata	General Manager of Corporate Branding and Communications Division

Senior Executive Officer	Yoshio Taniyama	General Manager of Corporate Planning Division

Senior Executive Officer	Hideki Okayasu	General Manager of Finance and Accounting Division

Senior Executive Officer	Shinji Yasuda	General Manager of Home Entertainment Business Group and General Manager of Omori Plant

Executive Officer	Buntarou Nishikawa	General Manager of OEM Sales Division of Mobile Entertainment Business Group

Executive Officer	Osamu Takada	General Manager of Personnel Division

Executive Officer	Sumitaka Matsumura	Deputy General Manager of Research & Development Group and in charge of Optical Disk & Systems Development Center

Executive Officer	Chojuro Yamamitsu	Deputy General Manager of Environment Preservation Group (in charge of Eco Products)

Executive Officer	Kenji Sato	General Manager of General Administration Division

Executive Officer	Susumu Kotani	Chairman and Managing Director of Pioneer Europe NV

Executive Officer	Tsutomu Haga	President of Pioneer North America, Inc.

Executive Officer	Kaoru Sato	General Manager of Tokorozawa Plant of Home Entertainment Business Group

Executive Officer	Keiichi Yamauchi	General Manager of Mobile Systems Development Center of Research & Development Group and in charge of software and platform development of Home Entertainment Business Group

Position in
the Company	Name	Proper or Principal Occupation

Executive Officer	Kazumi Kuriyama	Deputy General Manager of Corporate Research & Development Laboratories of Research & Development Group

Notes: 1.	On June 29, 2005, Messrs. Kiyoshi Uchida, Koki Aizawa, Toshihiko Norizuki, Yoichi Sato, Ryoji Menjo and Akira Haeno retired from the offices of Executive Officer.

2.	On June 29, 2005, Messrs. Kaoru Sato, Keiichi Yamauchi and Kazumi Kuriyama newly assumed the offices of Executive Officer.

3.	On December 28, 2005, Mr. Kenji Tokuyama retired from the office of Executive Officer.

4.	On December 31, 2005, Mr. Masaru Saotome retired from the office of Executive Officer.

5.	On January 1, 2006, Mr. Shinji Yasuda newly assumed the office of Senior Executive Officer.

6.	In line with the Company’s organization change effective on April 1, 2006, the proper or principal occupation of certain Executive Officers listed above was changed as from the day as follows:

Position in
the Company	Name	Proper or Principal Occupation

Senior Managing Executive Officer	Kazunori Yamamoto	In charge of International Business Division

Senior Executive Officer	Seiichiro Kurihara	In charge of Intellectual Property Division

Executive Officer	Sumitaka Matsumura	Deputy General Manager of Research & Development Group, General Manager of Optical Disk & Systems Development Center and in charge of Standards & Copyright Management Center

Executive Officer	Chojuro Yamamitsu	In charge of Quality Control Division (Eco Products)

Executive Officer	Kazumi Kuriyama	General Manager of Intellectual Property Division

7.	In line with the Company’s organization change effective on April 16, 2006, the proper or principal occupation of Mr. Keiichi Yamauchi was changed to “In charge of software and platform development of Home Entertainment Business Group and General Manager of Engineering Division of Tokorozawa Plant.”
(8)	Share Acquisition Rights Issued in the 60th Accounting Period for the Purpose of Granting Stock Options
(a)	Aggregate Number of Share Acquisition Rights Issued:

3,151
Note:	The number of shares to be issued (or transferred from the Company’s own shares held by the Company in lieu thereof; hereinafter the same shall apply) upon exercise of each share acquisition right shall be 100.

(b)	Class and Number of Shares to be Issued:

315,100 shares of common stock

(c)	Issue Price of Share Acquisition Rights:

No consideration shall be paid.

(d)	Amount to be Paid in per Share upon Exercise of Share Acquisition Rights:

1,828 yen

(e)	Period during which Share Acquisition Rights May be Exercised:

From and including July 2, 2007, to and including June 30, 2010

(f)	Conditions for Exercise of Share Acquisition Rights:
(i)	Each share acquisition right may not be exercised in part.

(ii)	The qualified persons for share acquisition rights (hereinafter referred to as the “Qualified Persons”) shall be required to hold a post in the Company or any subsidiary of the Company at the time of exercise of share acquisition rights, unless such Qualified Persons have resigned upon expiration of the term of office, have retired at retirement age provided for in the rules of employment of the Company or of such subsidiary, or have retired for reasons determined by the Company, or unless the Company exceptionally allows such Qualified Persons to exercise share acquisition rights.

(iii)	Other conditions for exercise of share acquisition rights shall be determined by the board of directors of the Company.
(g)	Cancellation of Share Acquisition Rights:

The Company may at any time purchase or acquire share acquisition rights and cancel them without any consideration.

(h)	Substantially Favorable Terms:

The Company issued share acquisition rights to Qualified Persons, i.e. directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company, without being paid any consideration therefor.

(i)	Name of Qualified Persons and Number of Share Acquisition Rights Allocated:

Directors and Executive Officers (total: 1,088 share acquisition rights to 30 persons):

	Number of Share		Number of Share
	Acquisition Rights		Acquisition Rights
Name	Allocated	Name	Allocated

Kanya Matsumoto	80	Seiichiro Kurihara	30
Kaneo Ito	80	Masao Kawabata	30
Tamihiko Sudo	68	Yoshio Taniyama	30
Akira Niijima	60	Hideki Okayasu	30
Hajime Ishizuka	60	Buntarou Nishikawa	20
Osamu Yamada	52	Osamu Takada	20
Tadahiro Yamaguchi	44	Sumitaka Matsumura	20
Satoshi Matsumoto	44	Chojuro Yamamitsu	20
Koichi Shimizu	44	Kenji Sato	20
Yoichi Sato	44	Susumu Kotani	20
Akira Haeno	44	Tsutomu Haga	20
Tatsuhiro Ishikawa	32	Kenji Tokuyama	20
Shunichi Sato	32	Kaoru Sato	20
Masaru Saotome	32	Keiichi Yamauchi	20
Kazunori Yamamoto	32	Kazumi Kuriyama	20

(Lists of Qualified Persons who are employees of the Company or directors of subsidiaries of the Company have been omitted.)
(9)	Payment Amount as Fees for the Accounting Auditor
(a)	Total amount of payment by the Company as fees for the accounting auditor: 139 million yen

(b)	Of the above amount (a), the amount of payment as fees for auditing services: 113 million yen

(c)	Of the above amount (b), the amount of payment by Pioneer Corporation: 63 million yen
3.	MATERIAL FACTS IN RELATION TO THE BUSINESS CONDITIONS OF THE COMPANY HAVING OCCURRED AFTER THE TERM FOR SETTLEMENT OF ACCOUNTS

There is nothing particular to report hereunder.

4.	OTHER IMPORTANT MATTERS CONCERNING BUSINESS CONDITIONS OF THE COMPANY

There is nothing particular to report hereunder.

CONSOLIDATED BALANCE SHEET

(In millions of yen)
March 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	121,680
Trade receivables—
Notes	1,729
Accounts	108,893
Allowance for doubtful notes and accounts	(3,059)
Inventories	104,226
Deferred income taxes	27,802
Assets held for sale	25,577
Prepaid expenses and other current assets	41,824

Total current assets	428,672

Investments and long-term receivables:
Available-for-sale securities	24,733
Investments in and advances to affiliated companies	1,705
Sundry investments	3,189
Long-term receivables, less allowance for doubtful accounts of 106 million yen	145

Total investments and long-term receivables	29,772

Property, plant and equipment:
Land	30,611
Buildings	119,312
Machinery and equipment	243,811
Construction in progress	1,999
Accumulated depreciation	(235,502)

Total property, plant and equipment	160,231

Other assets:
Intangible assets	20,576
Deferred income taxes	28,933
Other	9,862

Total other assets	59,371

Total assets	678,046

(In millions of yen)
March 31, 2006
LIABILITIES
Current liabilities:
Short-term borrowings	23,205
Current portion of long-term debt	7,165
Trade payables	102,082
Accrued liabilities—
Tax on income	6,987
Payroll	16,640
Royalty	17,579
Other	56,656
Warranty reserve	6,603
Dividends payable	436
Liabilities held for sale	17,863
Other current liabilities	17,076

Total current liabilities	272,292

Long-term liabilities:
Long-term debt	92,970
Accrued pension and severance cost	23,475
Deferred income taxes	1,718
Other long-term liabilities	232

Total long-term liabilities	118,395

Total liabilities	390,687

MINORITY INTERESTS	14,109

SHAREHOLDERS’ EQUITY
Common stock	49,049
Capital surplus	82,910
Retained earnings	173,826
Accumulated other comprehensive loss	(20,092)
Treasury stock	(12,443)

Total shareholders’ equity	273,250

Total liabilities and shareholders’ equity	678,046

CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of yen)
Year ended
March 31, 2006
Revenues:
Operating revenue:
Net sales	746,424
Royalty revenue	8,540

Total operating revenue	754,964
Interest income	2,658
Other income	6,789

Total revenues	764,411

Cost and expenses:
Cost of sales	593,238
Selling, general and administrative expenses	178,135
Interest expenses	1,479
Loss on sale and disposal of fixed assets	2,704
Other deductions	60,020

Total cost and expenses	835,576

Loss from continuing operations before income taxes	(71,165)

Income taxes:
Current	8,074
Deferred	(12,734)

Total Income taxes	(4,660)

Loss from continuing operations before minority interest and equity in losses	(66,505)

Minority interest in losses (earnings) of subsidiaries	4,774

Equity in losses of affiliated companies	(24,027)

Loss from continuing operations	(85,758)

Income from discontinued operations, net of tax	772

Net loss	(84,986)

AUDIT REPORT BY ACCOUNTING AUDITOR
ON CONSOLIDATED FINANCIAL STATEMENTS
(COPY)
INDEPENDENT ACCOUNTANTS’ REPORT
May 11, 2006

To the Board of Directors of Pioneer Corporation

Tohmatsu & Co.

	Toshihiko Matsumiya, C.P.A.	(seal)
Designated partner and Engagement partner

	Eisuke Hirokawa, C.P.A.	(seal)
Designated partner and Engagement partner

	Seiji Harada, C.P.A.	(seal)
Designated partner and Engagement partner
     Pursuant to Article 19-2, Paragraph 3 of the “Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)” of Japan, we have audited the consolidated financial statements, namely, the consolidated balance sheet and the consolidated statement of operations of Pioneer Corporation for the 60th accounting period from April 1, 2005 to March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit from an independent position.
     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.
     As a result of our audits, in our opinion, the above-mentioned consolidated financial statements present fairly the financial position and the results of operations of the Company and subsidiaries in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.
     Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law of Japan.
- END -

AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS
ON CONSOLIDATED FINANCIAL STATEMENTS (COPY)
AUDIT REPORT
May 12, 2006

The Board of Corporate Auditors of Pioneer Corporation

Corporate Auditor (full time)	Makoto Koshiba	(seal)
Corporate Auditor	Terumichi Tsuchida	(seal)
Corporate Auditor	Isao Moriya	(seal)
Corporate Auditor	Keiichi Nishikido	(seal)
     The Board of Corporate Auditors has prepared this audit report as follows, upon deliberation after being reported by each Corporate Auditor on the methods and results of auditing with respect to the consolidated financial statements (the consolidated balance sheet and statement of operations) for the 60th accounting period from April 1, 2005 to March 31, 2006.
1.	Summary of the methods of auditing by Corporate Auditors
     In accordance with such matters as the policy of auditing and assignment of auditing work determined by the Board of Corporate Auditors, each Corporate Auditor conducted the audit after directors, other personnel and accounting auditors reported and explained the consolidated financial statements.
2.	Results of auditing
     The methods and the results of auditing by Tohmatsu & Co., the independent accountants and the Company’s Accounting Auditor, are appropriate.
- END -
Notes: 1.	Messrs. Terumichi Tsuchida, Isao Moriya and Keiichi Nishikido satisfy the requirements of “outside corporate auditor” under the Japanese law.

2.	Since Mr. Shinji Yasuda retired from the office of Corporate Auditor on November 30, 2005, his signature and seal were not affixed to this audit report.

BALANCE SHEET (Non-Consolidated)

(In millions of yen)
March 31, 2006
ASSETS
Current assets:
Cash	50,305
Notes receivable—trade	715
Accounts receivable—trade	45,319
Finished products	14,567
Materials	1,832
Work in process	5,331
Supplies	8,283
Advances	6,456
Prepaid expenses	2,509
Deferred income taxes	14,861
Short-term loans	53
Other current assets	16,269
Less: Allowance for doubtful accounts	(44)

Total current assets	166,461

Fixed assets:
Tangible assets—
Buildings	27,209
Structures	666
Machinery and equipment	9,213
Transportation equipment	64
Tools, furniture and fixtures	5,471
Land	12,765
Construction in progress	146

Total tangible assets	55,537

Intangible assets—
Patents	6,864
Trademarks	12
Software	16,977
Software in progress	4,455
Other intangibles	442

Total intangible assets	28,752

Investments and others—
Investment securities	19,552
Investments in subsidiaries	161,966
Investments in memberships	197
Equity investments (other than stocks) in subsidiaries	11,080
Long-term loans	93
Guaranty deposits	2,063
Deferred income taxes	46
Prepaid pension cost	873
Long-term prepaid expenses	41
Other investments	6,063
Less: Allowance for doubtful accounts	(0)

Total investments and others	201,979

Total fixed assets	286,269

Total assets	452,730

(In millions of yen)
March 31, 2006
LIABILITIES
Current liabilities:
Notes payable—trade	570
Accounts payable—trade	55,604
Short-term borrowings from subsidiaries	32,667
Other accounts payable	2,142
Accrued expenses	61,190
Accrued corporate income taxes	541
Allowance for products warranty	1,100
Other current liabilities	4,062

Total current liabilities	157,879

Long-term liabilities:
Bonds	70,600
Retirement allowance for employees	953
Retirement allowance for directors and corporate auditors	1,797

Total long-term liabilities	73,351

Total liabilities	231,230

SHAREHOLDERS’ EQUITY
Common stock	49,048

Capital Surplus:
Additional paid-in capital	81,278
Other capital surplus:
Gain on treasury stock	36

Total other capital surplus	36

Total capital surplus	81,315

Retained earnings:
Legal reserve	6,140
Reserve for expropriation of capital assets	27
Reserve for disposition of capital assets in replacement	130
General reserve	136,773
Accumulated deficit	(46,902)

Total retained earnings	96,169

Unrealized gain on available-for-sale securities	7,409

Treasury stock	(12,442)

Total shareholders’ equity	221,500

Total liabilities and shareholders’ equity	452,730

STATEMENT OF OPERATIONS (Non-Consolidated)

(In millions of yen)
Year ended
March 31, 2006
ORDINARY INCOME AND LOSS

Operating income and loss:
Operating revenue—
Sales	515,792

Operating expenses—
Cost of sales	451,320
Selling, general and administrative expenses	96,712

548,032

Operating loss	32,239

Non-operating income and expenses:
Non-operating income—
Interest and dividend income	3,001
Others	162

3,164

Non-operating expenses—
Interest expense	36
Interest on bonds	395
Foreign exchange loss	1,921
Others	117

2,471

Ordinary loss	31,546

EXTRAORDINARY GAIN AND LOSS

Extraordinary gain—
Gain on sale of fixed assets	231
Gain on sale of investment securities	659
Restoration of allowance for doubtful accounts	17
Others	12

919

Extraordinary loss—
Loss on business reorganization	13,495
Loss on sale and disposal of fixed assets	469
Loss on write-down of investment securities	127
Loss on sale of investment securities	9

14,102

Loss before income taxes	44,730
Income taxes:
Current	613
Deferred	2,414

Net loss for the period	47,757
Unappropriated retained earnings brought forward	2,163
Interim dividends	1,308

Accumulated deficit at the end of the period	46,902

PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

(In yen)
Accumulated deficit at the end of the period	46,902,133,523
Restoration of general reserves	47,800,000,000

Total	897,866,477

To be appropriated as follows:

Dividends (2.5 yen per share of common stock)	436,054,725

Unappropriated retained earnings carried forward to the next period	461,811,752

Note:	The Company paid an aggregate of 1,308,190,523 yen or 7.5 yen per share of common stock as interim dividends on December 2, 2005.

AUDIT REPORT BY ACCOUNTING AUDITOR (COPY)
INDEPENDENT ACCOUNTANTS’ REPORT
May 11, 2006
To the Board of Directors of Pioneer Corporation

Tohmatsu & Co.

Toshihiko Matsumiya, C.P.A.	(seal)
Designated partner and Engagement partner

Eisuke Hirokawa, C.P.A.	(seal)
Designated partner Engagement partner

Seiji Harada, C.P.A.	(seal)
Designated partner and Engagement partner
     Pursuant to Article 2 of the “Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)” of Japan, we have audited the financial statements, namely, the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposal of appropriation of unappropriated retained earnings and the supplementary schedules (with respect to accounting matters only) of Pioneer Corporation for the 60th accounting period from April 1, 2005 to March 31, 2006. The accounting matters included in the business report and the supplementary schedules referred to above are based on the Company’s books of account. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit from an independent position.
     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.
     As a result of our audits, in our opinion:
(1)	The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(2)	The business report (with respect to accounting matters only) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(3)	The proposal of appropriation of unappropriated retained earnings is in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(4)	The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.
     Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law of Japan.
- END -

AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS (COPY)
AUDIT REPORT
May 12, 2006

The Board of Corporate Auditors of Pioneer Corporation

Corporate Auditor (full time)	Makoto Koshiba	(seal)
Corporate Auditor	Terumichi Tsuchida	(seal)
Corporate Auditor	Isao Moriya	(seal)
Corporate Auditor	Keiichi Nishikido	(seal)
     The Board of Corporate Auditors has prepared this audit report as follows, upon deliberation after being reported by each Corporate Auditor on the methods and results of auditing with respect to the execution of functions by directors during the 60th accounting period from April 1, 2005 to March 31, 2006.
1. Summary of the methods of auditing by Corporate Auditors
     In accordance with such matters as the policy of auditing and assignment of auditing work determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the board of directors and other important meetings, called on directors and other personnel for reports of business, inspected important documents, and investigated the condition of operations and property at the head office and the principal places of business. Regarding subsidiaries, each Corporate Auditor requested subsidiaries’ reports on business as considered necessary under the circumstances, visited subsidiaries from time to time, and thus investigated the condition of operations and property. The Board of Corporate Auditors also received a report of the accounting auditor’s audits and examined the accounting documents and the supplementary schedules.
     In addition, regarding such matters as transactions of directors that compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company, we called on directors and other personnel for reports and investigated the circumstances, when considered necessary.
2. Results of auditing
(1)	The methods and the results of auditing by Tohmatsu & Co., the independent accountants and the Company’s Accounting Auditor, are appropriate.

(2)	The business report presents fairly, in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation, the status of the Company.

(3)	The proposal of appropriation of unappropriated retained earnings is proper in view of the financial position of the Company and other circumstances.

(4)	The supplementary schedules are proper and present fairly matters as are required to be reported therein.

(5)	Regarding execution of functions by directors, including functions thereby regarding subsidiaries, there exist no unjust acts or serious violation of laws and regulations of Japan or the Company’s Articles of Incorporation therein.
     It is to be added that there are no acts by directors in contravention of their duties regarding their transactions which compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company.
- END -

Notes:	1.	Messrs. Terumichi Tsuchida, Isao Moriya and Keiichi Nishikido satisfy the requirements of “outside corporate auditor” under the Japanese law.

	2.	Since Mr. Shinji Yasuda retired from the office of Corporate Auditor on November 30, 2005, his signature and seal were not affixed to this audit report.

REFERENCE DOCUMENT FOR THE EXERCISE OF VOTING RIGHTS
1. NUMBER OF VOTING RIGHTS HELD BY ALL SHAREHOLDERS: 1,742,099
2. AGENDA ITEMS AND REFERENCE MATERIALS THEREOF:

Agenda Item No. 1.	Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 60th Accounting Period
The board of directors hereby proposes to appropriate the unappropriated retained earnings for the 60th accounting period as described on page 29.
The Company sets dividend payments appropriately in light of its financial position, consolidated operating results, and other factors, but has a basic policy of maintaining stable dividends.
Under this dividend policy, the Board hereby regrettably proposes to reduce the year-end dividend for the 60th accounting period by 10 yen per share of common stock from that for the previous accounting period to 2.5 yen per share of common stock. This proposal reflects the Company’s large losses for the 60th accounting period on both non-consolidated and consolidated bases, amid a continually challenging business environment. Combined with the interim dividend, this payment will bring the total annual cash dividends for the 60th accounting period to 10 yen per share of common stock, as compared to 25 yen per share of common stock for the previous accounting period.
The Board has determined to propose no bonus to Directors and Corporate Auditors for the 60th accounting period.

Agenda Item No. 2.	Partial Amendment to the Articles of Incorporation
Point of the agenda and reasons for amendments:
The present Articles of Incorporation are proposed to be amended partially as follows:
(1) Pursuant to the “Company Law” of Japan and related laws and ordinances, which took effect as of May 1, 2006, it is hereby proposed that the Articles of Incorporation be amended as follows:
1.	Necessary amendment to the provisions of the present Article 4 (Public Notices) be made in order to adopt electronic public notices utilizing the Internet as the method of giving public notices. This amendment also establishes measures to be taken when an electronic public notice is impracticable for unavoidable reasons.

2.	In order to clarify the rights that a shareholder holding fractional unit shares is entitled to exercise, the provisions of Article 11 (Rights of Fractional Unit Shares) be newly established.

3.	In connection with the abolition of the provisions of the Commercial Code of Japan which prescribed the location at which general meetings of shareholders were to be held, Paragraph 2 of the present Article 12 (Time and Place to Hold General Meetings of Shareholders) be deleted.

4.	In order to enable reference documents and other related documents for general meetings of shareholders to be disclosed through the Internet, the provisions of Article 17 (Disclosure of Reference Documents for General Meetings of Shareholders through the Internet) be newly established.

5.	In order to enable resolutions of the Board of Directors to be made in writing or digitally for the purpose of achieving flexibility in the management of the Board of Directors, the provisions of Article 28 (Deemed Resolutions of the Board of Directors) be newly established.

(2) In accordance with the “Law for Maintenance, Etc. of Relevant Laws Relating to the Enforcement of the Company Law” which took effect as of May 1, 2006, it is hereby proposed that matters deemed to have been provided for in the Articles of Incorporation upon enforcement of the Company Law be included in the proposed amendments to the Articles of Incorporation.
(3) In connection with the above amendments, it is proposed that the terms used in the Commercial Code be changed to those used in the Company Law and the quoted provisions from the Commercial Code be changed to those from the Company Law. In addition to the above amendments, necessary amendments are proposed throughout the Articles of Incorporation, including renumbering of the Articles, rearrangement of the structure and revision of wording.
The present Articles and the proposed amendments are as follows:
(Changes are indicated by underlines.)

Present Articles	Proposed Amendments

CHAPTER I	CHAPTER I.
GENERAL RULES	GENERAL RULES

Article 1. (Trade Name) The Company shall be called Pioneer Kabushiki Kaisha, and its English name shall be Pioneer Corporation.	Article 1. (Trade Name) [Same as at present]

Article 2. (Purpose) The purpose of the Company shall be to engage in the following lines of business:	Article 2. (Purpose) The purpose of the Company shall be to engage in the following lines of business.
(1) Manufacture and sale of electronic and electrical machinery and appliances.	1. [Same as at present]
(2) Manufacture and sale of optical instruments, medical instruments, and other machinery and appliances.	2. [Same as at present] *
(3) Planning, production, manufacture and sale of audio, video and computer software.	3. [Same as at present] *
(4) Manufacture and sale of woodwork.	4. [Same as at present] *
(5) Manufacture and sale of agricultural products and plants for their cultivation.	5. [Same as at present] *
(6) Sale of food and beverages including liquor, and operation of restaurants and amusement facilities.	6. [Same as at present] *
(7) Sale and purchase, rental and lease, and management of real estate and real estate agency business.	7. [Same as at present] *
(8) Publishing and printing business, advertising agency business, construction business and non-life insurance agency business.	8. [Same as at present] *

Present Articles	Proposed Amendments

(9) Acquisition, management and transfer of industrial property rights, copyrights and other intellectual property rights.	9. [Same as at present] *
(10) All business incidental and related to each and every one of the businesses in the preceding paragraphs.	10. [Same as at present] *

Article 3. (Head Office)	Article 3. (Location of Head Office)
The Company shall have its head office in Meguro-ku, Tokyo.	The Company shall have its head office in Meguro-ku, Tokyo, Japan.

Article 4. (Corporate Organizations)
[Addition]	In addition to general meetings of shareholders and directors, the Company shall have the following corporate organizations.
1. Board of Directors
2. Corporate Auditors
3. Board of Corporate Auditors
4. Accounting Auditor

Article 4. (Public Notices)	Article 5. (Method of Giving Public Notices)
Public notices of the Company shall be given in the Nihon Keizai Shimbun published in Tokyo.	Public notices of the Company shall be given by electronic public notices; provided, however, that in the event an electronic public notice is impracticable as a result of an accident or for other unavoidable reasons, the Company shall give its public notices in the Nihon Keizai Shimbun.

CHAPTER II	CHAPTER II.
SHARES	SHARES

Article 5. (Total Number of Shares Authorized to be Issued by the Company)	Article 6. (Total Number of Shares Authorized to be Issued by the Company)
     The total number of shares authorized to be issued by the Company shall be four-hundred million (400,000,000) shares; provided, however, that if shares are retired, the total number of shares authorized to be issued by the Company shall be reduced by the number of shares so retired.
The total number of shares authorized to be issued by the Company shall be four hundred million (400,000,000) shares.

Article 6. (Purchases by the Company of Its Own Shares)	Article 7. (Purchases by the Company of Its Own Shares)
The Company may, by a resolution of the Board of Directors, purchase its shares pursuant to the provisions of Item 2, Paragraph 1, Article 211-3 of the Commercial Code.	The Company may, by a resolution of the Board of Directors, purchase its shares by market transactions and other permitted methods.

Present Articles	Proposed Amendments

Article 7. (Number of Shares Constituting One Unit of Stock and Non-Issuance of Certificates for Constituting Less than One Full Unit)	Article 8. (Number of Shares Constituting One Unit of Stock)
(1) The number of shares constituting one unit of stock of the Company shall be one hundred (100).	[Same as at present] *
(2) The Company shall not issue any certificate for any number of shares constituting less than one full unit of stock (hereinafter referred to as “fractional unit shares”).	[Deletion]

Article 9. (Issuance of Share Certificates)
[Addition]	(1) The Company shall issue share certificates that represent its issued shares.

(2)   Notwithstanding the provisions of the preceding paragraph, the Company shall not issue any certificates for shares constituting less than one unit of stock (hereinafter referred to as “fractional unit shares”), except as provided for in the Share Handling Regulations of the Company.

Article 8. (Sale of Fractional Unit Shares)	Article 10. (Request for Sale of Fractional Unit Shares)
     A shareholder (including beneficial shareholders; hereinafter the same shall apply) holding fractional unit shares may request the Company to sell to the shareholder the shares in such number as will, on being combined with the number of such fractional unit shares, equal one full unit of stock in accordance with the provisions of the Share Handling Regulations referred to in Article 10.
A shareholder (including beneficial shareholders; hereinafter the same shall apply) holding fractional unit shares may request the Company to sell to the shareholder the shares in such number as will, on being combined with the number of such fractional unit shares, equal one unit of stock.

Article 11. (Rights of Fractional Unit Shares)
[Addition]	A shareholder of the Company who holds fractional unit shares may not exercise any rights, except for the following rights, with respect to such fractional unit shares.

Present Articles	Proposed Amendments

1. The rights provided for in each item of Article 189, Paragraph 2 of the Company Law.
2. The right to request that the Company purchase his/her shares with shareholder’s right to sell.
3. The right to receive an allotment of offered shares and offered share acquisition rights in proportion to the number of shares held.
4. The right to request the sale of fractional unit shares provided for in the preceding Article.

Article 9. (Transfer Agent)	Article 12. (Transfer Agent)
(1) The Company shall have a transfer agent with respect to its shares.	(1) The Company shall have a transfer agent.
(2) The transfer agent and its place of business shall be determined by a resolution of the Board of Directors and public notice shall be given thereof.	(2) [Same as at present] *
(3)  The register of shareholders and the register of beneficial shareholders and the register of lost share certificates of the Company shall be kept at the place of business of the transfer agent, and the business pertaining to shares, such as registration of transfers of shares, acceptance of the notice with respect to beneficial shareholders, registration of pledges and cancellation thereof, indication of trust assets and cancellation thereof, registration of lost share certificates and cancellation thereof, delivery of share certificates, purchase and sale of fractional unit shares, acceptance of applications, etc., shall be handled by such transfer agent, and the Company shall not itself handle the above matters directly.

(3)   The transfer agent shall prepare and keep the register of shareholders (including the register of beneficial shareholders; hereinafter the same shall apply), the register of lost share certificates and the register of share acquisition rights of the Company, and shall handle other business pertaining to the register of shareholders, the register of lost share certificates and the register of share acquisition rights and other businesses pertaining to shares and share acquisition rights, and the Company shall not itself handle the above matters directly.

Present Articles	Proposed Amendments

Article 10. (Share Handling Regulations)	Article 13. (Share Handling Regulations)
     The denominations of share certificates of the Company, as well as the business pertaining to the handling of shares, such as registration of transfers of shares, acceptance of the notice with respect to beneficial shareholders, registration of pledges and cancellation thereof, indication of trust assets and cancellation thereof, registration of lost share certificates and cancellation thereof, delivery of share certificates, purchase and sale of fractional unit shares, acceptance of applications and other handling procedures and the charges therefor shall be governed by the Share Handling Regulations determined by the Board of Directors.
Handling of shares and share acquisition rights, and the charges therefor shall be governed by the Share Handling Regulations determined by the Board of Directors, in addition to laws and ordinances and these Articles of Incorporation.

Article 11. (Record Date)	Article 14. (Record Date)
(1)  The Company shall deem any shareholder having voting rights as appearing in writing or digitally on the register of shareholders and/or the register of beneficial shareholders at the end of each accounting period to be a shareholder who is entitled to exercise the rights of a shareholder at the ordinary general meeting of shareholders for that particular accounting period.

(1)   The Company shall deem any shareholder having voting rights as appearing in writing or digitally on the register of shareholders at the end of March 31, each year, to be a shareholder who is entitled to exercise the rights of a shareholder at the ordinary general meeting of shareholders for that particular business year.

(2)  In addition to the preceding paragraph, the Company may, whenever necessary, by a resolution of the Board of Directors and upon giving prior public notice, deem any shareholder or pledgee whose name appears in writing or digitally on the register of shareholders and/or the register of beneficial shareholders as of the end of a specified date to be a shareholder or a pledgee who is entitled to exercise certain rights of a shareholder or a pledgee.

(2)   In addition to the preceding paragraph, the Company may, whenever necessary, by a resolution of the Board of Directors and upon giving prior public notice, deem any shareholder or stock pledgee whose name appears in writing or digitally on the register of shareholders as of the end of a specified date to be a shareholder or a stock pledgee who is entitled to exercise certain rights of a shareholder or a stock pledgee.

CHAPTER III	CHAPTER III.
GENERAL MEETINGS OF SHAREHOLDERS	GENERAL MEETINGS OF SHAREHOLDERS

Article 12. (Time and Place to Hold General Meetings of Shareholders)	Article 15. (Convocation of General Meetings of Shareholders) [Same as at present] *
(1) Ordinary general meetings of shareholders of the Company shall be convened annually in June and extraordinary general meetings of shareholders may be convened whenever necessary.

Present Articles	Proposed Amendments

(2) General meetings of shareholders may be convened at the seat of the head office, a place adjacent thereto, or in Minato-ku, Tokyo.	[Deletion]

Article 13. (Convocation of General Meetings of Shareholders and Chairman Thereof)	Article 16. (Person to Convene General Meetings of Shareholders and Chairman Thereof)
(1)  Unless otherwise provided by law, the President and Director of the Company shall convene general meetings of shareholders by resolutions of the Board of Directors and shall act as the chairman of the meetings.

(1)  Unless otherwise provided by laws or ordinances, the President and Director of the Company shall convene general meetings of shareholders by resolutions of the Board of Directors and shall act as the chairman of the meetings.

(2)  If the President and Director is unable to act, another director shall convene the meetings and act as the chairman of the meetings in accordance with an order of priority previously determined by the Board of Directors.

(2)  If the President and Director is unable to act, another director shall convene the general meetings of shareholders and act as the chairman of the meetings in accordance with an order of priority previously determined by the Board of Directors.

Article 17. (Disclosure of Reference Documents for General Meetings of Shareholders through the Internet)
[Addition]	In convening a general meeting of shareholders, it may be deemed that the Company has provided the shareholders with the necessary information to be described or indicated in the reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements, and consolidated financial statements if such information is disclosed through the Internet in accordance with the Ministry of Justice Ordinance of Japan.

Article 14. (Method of Making Decisions of General Meetings of Shareholders)	Article 18. (Method of Making Decisions at General Meetings of Shareholders)
(1)  Unless otherwise provided by law or in the Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority vote of the shareholders present at the meetings.

(1)  Unless otherwise provided by laws or ordinances or in these Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a majority vote of the shareholders entitled to exercise their voting rights who are present at the meeting.

Present Articles	Proposed Amendments

(2)  Special resolutions to be adopted pursuant to the provisions of Article 343 of the Commercial Code shall be adopted by not less than two-thirds of the votes of the shareholders present at the meetings who hold not less than one-third of the votes of all shareholders.

(2)  A resolution to be adopted pursuant to the provisions of Article 309, Paragraph 2 of the Company Law shall be adopted by not less than two-thirds of the votes of the shareholders present at the meeting who hold not less than one-third of the votes of the shareholders entitled to exercise their voting rights.

Article 15. (Voting by a Proxy)	Article 19. (Voting by a Proxy)
     A shareholder may exercise his voting right by a proxy, who shall also be a shareholder of the Company having voting rights; provided, however, that such shareholder or proxy shall submit to the Company a document evidencing his authority.
A shareholder may exercise his/her voting right by one (1) proxy, who shall also be a shareholder of the Company having voting rights; provided, however, that such shareholder or proxy shall submit to the Company, in each case, a document evidencing his/her authority.

Article 16. (Minutes of General Meetings of Shareholders)	Article 20. (Minutes of General Meetings of Shareholders)
     The substance of the proceedings at general meetings of shareholders and the results thereof shall be recorded in the minutes in writing or digitally and the chairman of the meeting and the directors present shall affix their names and seals thereto or put their electronic signatures thereon.
The substance of the proceedings at general meetings of shareholders and the results thereof, as well as other matters provided for by laws or ordinances shall be recorded in the minutes in writing or digitally.

CHAPTER IV	CHAPTER IV.
DIRECTORS AND BOARD OF DIRECTORS	DIRECTORS AND BOARD OF DIRECTORS

Article 17. (Number of Directors)	Article 21. (Number of Directors)
The Company shall have three (3) or more directors.	[Same as at present]

Article 18. (Election)	Article 22. (Election of Directors)
(1)  A resolution of a general meeting of shareholders for the election of directors shall require the presence of shareholders holding one-third or more of the voting rights of the total shareholders and it shall be adopted by a majority vote of the shareholders present.

(1)  A resolution of a general meeting of shareholders for the election of directors shall require the presence of shareholders holding one-third or more of the voting rights of the shareholders entitled to exercise their voting rights, and it shall be adopted by a majority vote of the shareholders present.

(2) No cumulative voting shall be used for the election of directors.	(2) [Same as at present]

Article 19. (Term of Office)	Article 23. (Term of Office of Directors)
     The term of office of a director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one (1) year after his assumption of office.
The term of office of a director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within one (1) year after the election.

Present Articles	Proposed Amendments

Article 20. (Directors with Specific Titles and Representative Directors)
(1)  The Company may elect by a resolution of the Board of Directors one Chairman and Director, one Vice Chairman and Director, one President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors, and Managing Directors.

Article 24. (Directors with Specific Titles and Representative Directors)
(1)  The Board of Directors may elect by a resolution thereof one Chairman and Director, one Vice Chairman and Director, one President and Director, and one or more Executive Vice Presidents and Directors, Senior Managing Directors, and Managing Directors.

(2) By a resolution of the Board of Directors, one or more Directors who shall represent the Company shall be elected from those directors with specific titles referred to in the preceding paragraph.	(2) The Board of Directors shall elect by a resolution thereof one or more Representative Directors from those directors with specific titles referred to in the preceding paragraph.

Article 21. (Convocation of Meetings of the Board of Directors and Chairman Thereof)	Article 25. (Person to Convene Meetings of the Board of Directors and Chairman Thereof)
(1) Unless otherwise provided by law, the President and Director shall convene meetings of the Board of Directors and shall act as the chairman of the meetings.	(1) Unless otherwise provided by laws or ordinances, the President and Director shall convene meetings of the Board of Directors and shall act as the chairman of the meetings.

(2)  If the President and Director is unable to act, another director shall convene the meetings and act as the chairman of the meetings in accordance with an order of priority previously determined by the Board of Directors.

(2)  If the President and Director is unable to act, another director shall convene the meetings of the Board of Directors and act as the chairman of the meetings in accordance with an order of priority previously determined by the Board of Directors.

(3)  The notice for convening meetings of the Board of Directors shall be sent to all the directors and corporate auditors four (4) days prior to the date of the meeting, provided that such period may be shortened in case of emergency.
[Deletion]

Article 26. (Convocation Notice of Meetings of the Board of Directors)
[Addition]	The notice for convening meetings of the Board of Directors shall be sent to all the directors and corporate auditors three (3) days prior to the date of the meeting, provided that such period may be shortened in case of emergency.

Present Articles	Proposed Amendments

Article 22. (Method of Making Decisions of Meetings of the Board of Directors)	Article 27. (Method of Making Decisions at Meetings of the Board of Directors)
A resolution of a meeting of the Board of Directors shall require the presence of a majority of the total number of directors and it shall be adopted by a majority vote of the directors present.	[Same as at present]

Article 28. (Deemed Resolutions of the Board of Directors)
[Addition]	The Company shall deem that matters to be resolved by the Board of Directors are adopted by a resolution of the Board of Directors if all the directors express their unanimous consent to such matters in writing or digitally, unless any corporate auditor expresses objections thereto.

Article 23. (Minutes of Meetings of the Board of Directors)	Article 29. (Minutes of Meetings of the Board of Directors)
     The substance of the proceedings at meetings of the Board of Directors and the results thereof shall be recorded in the minutes in writing or digitally and the directors and the corporate auditors present shall affix their names and seals thereto or put their electronic signatures thereon.
The substance of the proceedings at meetings of the Board of Directors and the results thereof, as well as other matters provided for by laws or ordinances shall be recorded in the minutes in writing or digitally and the directors and the corporate auditors present shall affix their names and seals thereto or put their electronic signatures thereon.

Article 24. (Regulations of Meetings of the Board of Directors)	Article 30. (Regulations of the Board of Directors)
     Unless otherwise provided by law or in the Articles of Incorporation, matters pertaining to the meetings of the Board of Directors shall be governed by the Regulations of Meetings of the Board of Directors determined by the Board of Directors.
Matters pertaining to the Board of Directors shall be governed by the Regulations of the Board of Directors determined by the Board of Directors, in addition to laws or ordinances or these Articles of Incorporation.

Article 25. (Remuneration and Retirement Allowances)	Article 31. (Remuneration, etc. for Directors)
The remuneration and retirement allowances for directors shall be determined by resolutions of general meetings of shareholders.	The remuneration and retirement allowances for directors as well as other remuneration, etc. for directors shall be determined by resolutions of general meetings of shareholders.

CHAPTER V	CHAPTER V.
CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 26. (Number of Corporate Auditors)	Article 32. (Number of Corporate Auditors)
The Company shall have three (3) or more corporate auditors.	[Same as at present]

Present Articles	Proposed Amendments

Article 27. (Election)	Article 33. (Election of Corporate Auditors)
       A resolution of a general meeting of shareholders for the election of corporate auditors shall require the presence of shareholders holding one-third or more of the voting rights of the total shareholders and it shall be adopted by a majority vote of the shareholders present.
A resolution of a general meeting of shareholders for the election of corporate auditors shall require the presence of shareholders holding one-third or more of the voting rights of the shareholders entitled to exercise their voting rights, and it shall be adopted by a majority vote of the shareholders present.

Article 28. (Term of Office)	Article 34. (Term of Office of Corporate Auditors)
     The term of office of a corporate auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after his assumption of office.

(1)  The term of office of a corporate auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within four (4) years after the election.

[Addition]
(2)  The term of office of a corporate auditor who is elected to fill a vacancy caused by retirement of a corporate auditor before the expiration of the latter’s term of office, shall expire when such predecessor’s full term of office would have expired.

Article 29. (Term of Office of a Corporate Auditor Who is Elected to Fill a Vacancy)
     The term of office of a corporate auditor who is elected to fill a vacancy caused by retirement of a corporate auditor before the expiration of the latter’s term of office, shall expire when such predecessor’s full term of office would have expired.
[Deletion]

Article 30. (Full Time Corporate Auditor(s))	Article 35. (Full Time Corporate Auditor(s))
The Company shall have one (1) or more full time corporate auditor(s) who shall be elected by and from among the corporate auditors.	The Board of Corporate Auditors shall elect by a resolution thereof one (1) or more full time corporate auditor(s) from among the corporate auditors.

Article 31. (Convocation of Meetings of the Board of Corporate Auditors)	Article 36. (Convocation Notice of Meetings of the Board of Corporate Auditors)
     The notice for convening meetings of the Board of Corporate Auditors shall be sent to all the corporate auditors four (4) days prior to the date of the meeting, provided that such period may be shortened in case of emergency.
The notice for convening meetings of the Board of Corporate Auditors shall be sent to all the corporate auditors three (3) days prior to the date of the meeting, provided that such period may be shortened in case of emergency.

Present Articles	Proposed Amendments

Article 32. (Method of Making Decisions of Meetings of the Board of Corporate Auditors)	Article 37. (Method of Making Decisions at Meetings of the Board of Corporate Auditors)
Unless otherwise provided by law, a resolution of a meeting of the Board of Corporate Auditors shall be adopted by a majority vote of the corporate auditors.	Unless otherwise provided by laws or ordinances, a resolution of a meeting of the Board of Corporate Auditors shall be adopted by a majority vote of the corporate auditors.

Article 33. (Minutes of Meetings of the Board of Corporate Auditors)
     The substance of the proceedings at meetings of the Board of Corporate Auditors and the results thereof shall be recorded in the minutes in writing or digitally and the corporate auditors present shall affix their names and seals thereto or put their electronic signatures thereon.

Article 38. (Minutes of Meetings of the Board of Corporate Auditors)
The substance of the proceedings at meetings of the Board of Corporate Auditors and the results thereof, as well as other matters provided for by laws or ordinances shall be recorded in the minutes in writing or digitally and the corporate auditors present shall affix their names and seals thereto or put their electronic signatures thereon.

Article 34. (Regulations of Meetings of the Board of Corporate Auditors)	Article 39. (Regulations of the Board of Corporate Auditors)
     Unless otherwise provided by law or in the Articles of Incorporation, matters pertaining to the meetings of the Board of Corporate Auditors shall be governed by the Regulations of Meetings of the Board of Corporate Auditors determined by the Board of Corporate Auditors.
Matters pertaining to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors determined by the Board of Corporate Auditors, in addition to laws or ordinances or these Articles of Incorporation.

Article 35. (Remuneration and Retirement Allowances) The remuneration and retirement allowances for corporate auditors shall be determined by resolutions of general meetings of shareholders.
Article 40. (Remuneration, etc. for Corporate Auditors)
The remuneration and retirement allowances for corporate auditors as well as other remuneration, etc. for corporate auditors shall be determined by resolutions of general meetings of shareholders.

CHAPTER VI	CHAPTER VI.
ACCOUNTS	ACCOUNTS

Article 36. (Business Year and Closing of Accounts)	Article 41. (Business Year)
The business year of the Company shall commence on April 1 of each year and shall end on March 31 of the next following year, and the accounts shall be closed as of the last day of each business year.	The business year of the Company shall commence on April 1 of each year and shall end on March 31 of the next following year.

Present Articles	Proposed Amendments

Article 37. (Payment of Dividends and Interim Dividends)	Article 42. (Record Date for Payment of Year-End Dividends and Interim Dividends)
(1)  Dividends on shares shall be paid to the shareholders or pledgees whose names appear in writing or digitally on the register of shareholders and/or the register of beneficial shareholders as of the end of each accounting period.

(1)  The Company shall, by a resolution of a general meeting of shareholders, make a payment of dividends from surplus, in cash, (hereinafter referred to as “year-end dividends”) to the shareholders or stock pledgees whose names appear in writing or digitally on the register of shareholders as of the end of March 31, each year.

(2)  The Company may, by a resolution of the Board of Directors, make a payment of interim dividends (cash distribution pursuant to the provisions of Article 293-5 of the Commercial Code) to the shareholders or pledgees whose names appear in writing or digitally on the register of shareholders and/or the register of beneficial shareholders as of the end of September 30, each year.

(2)  The Company may, by a resolution of the Board of Directors, make a payment of dividends from surplus pursuant to the provisions of Article 454, Paragraph 5 of the Company Law (hereinafter referred to as “interim dividends”) to the shareholders or stock pledgees whose names appear in writing or digitally on the register of shareholders as of the end of September 30, each year.

Article 38. (Terms for Discharge of Liability for Dividend Payments)	Article 43. (Terms for Discharge of Liability for Dividend Payments)
(1)  If a dividend or an interim dividend on shares remains unreceived within three (3) full years after the date the payment therefor commenced, the Company shall be discharged from its obligation to pay such dividend or interim dividend.

(1)  If a year-end dividend or an interim dividend on shares remains unreceived within three (3) full years after the date on which the payment therefor commenced, the Company shall be discharged from its obligation to pay such year-end dividend or interim dividend.

(2) Dividends and interim dividends to be paid shall bear no interest.	(2) Year-end dividends and interim dividends to be paid shall bear no interest.

Note:	Paragraphs/Items with asterisks ( * ) will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of these Paragraphs/Items is necessary.

Agenda Item No. 3. Election of Eight (8) Individuals as Directors
As the terms of offices of all of thirteen (13) Directors currently in office will expire at the conclusion of this Ordinary General Meeting of Shareholders, a proposal is hereby made to elect eight (8) Directors at this meeting.
The candidates for Directors are as follows:
Candidates for Directors
No. 1 Tamihiko Sudo
Date of Birth:                                          April 28, 1947
Number of Pioneer Shares Held:            5,000
Brief Personal Profile:
     April 1970:
          Joined Pioneer
     February 1989:
          Managing Director of Pioneer Electronics (Holland) B.V.
     June 2000:
          Executive Officer;
          Executive Vice President of Mobile Entertainment Company
     June 2002:
          Senior Executive Officer;
          President of Mobile Entertainment Company
     June 2003:
          Managing Director;
          President of Mobile Entertainment Company
     June 2004:
          Senior Managing Director and Representative Director;
           President of Mobile Entertainment Company
     June 2005:
          Executive Vice President and Representative Director;
          In charge of Corporate Strategy Planning Group, Corporate Management Group,
          export management in general, and quality control in general
     January 2006 to present:
          President and Representative Director
No. 2 Hajime Ishizuka
Date of Birth:                                          May 3, 1947
Number of Pioneer Shares Held:            6,200
Brief Personal Profile:
     April 1970:
          Joined Pioneer
     June 2000:
          Executive Officer;
          General Manager of International Business Division

     June 2002:
          Senior Executive Officer;
          General Manager of Components Business Division and in charge of International
          Business Division
     June 2003:
          Director;
          President of Components Business Company and in charge of International
          Business Division
     June 2004:
          Senior Managing Director and Representative Director;
          President of Home Entertainment Business Company and AV Business
          Company, and Plant Manager of Tokorozawa Plant
     January 2006 to present:
          Senior Managing Director and Representative Director;
          In charge of Corporate Management Group, export management in general, and
          Procurement Group
No. 3 Osamu Yamada
Date of Birth:                                          March 16, 1944
Number of Pioneer Shares Held:            4,000
Brief Personal Profile:
     April 1967:
          Joined the Japan Broadcasting Corporation (NHK)
     June 1999:
          General Manager of NHK Technical Research Laboratory
     June 2002:
          Joined Pioneer; Counselor of Pioneer
     June 2002:
          Senior Executive Officer;
          General Manager of Research & Development Group
     June 2003:
          Managing Director;
          General Manager of Research & Development Group and General Manager of
          Corporate Research & Development Laboratories
     June 2005 to present:
          Senior Managing Director;
          General Manager of Research & Development Group and General Manager of
          Corporate Research & Development Laboratories
Representation in Other Companies:
          President and Representative Director of Advanced PDP Development Center
          Corporation
No. 4 Satoshi Matsumoto
Date of Birth:                                          April 15, 1954
Number of Pioneer Shares Held:            416,200

Brief Personal Profile:
     March 1983:
          Joined Pioneer
     June 1998:
          Director;
          General Manager of Division of Environmental Preservation
     June 2002:
          Managing Director;
          General Manager of Division of Environmental Preservation
     April 2006 to present:
          Managing Director;
          In charge of Quality Control Division
No. 5 Akira Haeno
Date of Birth:                                          February 14, 1949
Number of Pioneer Shares Held:            3,000
Brief Personal Profile:
April 1972:
          Joined Pioneer
     July 1997:
          General Manager of Engineering Division of Mobile Entertainment Company
     July 2000:
          Managing Director of Pioneer Technology Belgium NV
     March 2004:
          Plant Manager of Kawagoe Plant and General Manager of Production Division of
          Mobile Entertainment Company
     June 2004:
          Executive Officer;
          Plant Manager of Kawagoe Plant and General Manager of Production Division of
          Mobile Entertainment Company
     June 2005:
          Managing Director;
          President of Mobile Entertainment Company
     January 2006 to present:
          Managing Director;
          General Manager of Mobile Entertainment Business Group
No. 6 Shinji Yasuda
Date of Birth:                                          June 10, 1945
Number of Pioneer’s Shares Held:          2,700
Brief Personal Profile:
     April 1970:
          Joined Pioneer
     June 1997:
          Director;
          Deputy General Manager of Car Electronics Business Group of Pioneer

     April 1998:
          Director;
          Managing Director of Pioneer Electronics Asiacentre Pte. Ltd.
     July 2000:
          Director;
          In charge of China Project
     July 2001:
          Director;
          Chairman of Pioneer China Holding Co., Ltd.
     June 2003:
          Corporate Auditor (full time)
     November 2005:
          Retired from office of Corporate Auditor (full time)
     December 2005:
          Counselor of Pioneer
     January 2006 to present:
          Senior Executive Officer;
          General Manager of Home Entertainment Business Group and General Manager
          of Omori Plant
No. 7 Tatsuhiro Ishikawa
Date of Birth:                                          April 4, 1939
Number of Pioneer Shares Held:            2,000
Brief Personal Profile:
     April 1965:
          Public Prosecutor of Tokyo District Public Prosecutors Office
     September 1989:
          General Manager of Special Investigation Division of Tokyo District Public
          Prosecutors Office
     April 1993:
          Deputy Superintending Prosecutor of Tokyo District Public Prosecutors Office
     June 1996:
          General Manager of Public Trial Division of Supreme Public Prosecutors Office
     February 1997:
          Superintending Prosecutor of Tokyo District Public Prosecutors Office
     April 1999:
          Superintending Prosecutor of Fukuoka High Public Prosecutors Office
     November 2000:
          Superintending Prosecutor of Nagoya High Public Prosecutors Office
     December 2001:
          Admitted to Tokyo Bar Association I
     December 2001 to present:
          Professor of Asia University
     December 2001:
          Senior Advisor of Pioneer
     June 2002 to present:
          Director

No. 8 Shunichi Sato
Date of Birth:                                          February 10, 1941
Number of Pioneer Shares Held:            1,000
Brief Personal Profile:
     April 1964:
          Entered the Ministry of Foreign Affairs of Japan
     April 1987:
          Minister of Embassy of Japan in France
     February 1991:
          Consul General of Consulate General of Japan at Montreal
     July 1995:
          Director General of Latin American and Caribbean Affairs Bureau
     August 1997:
          Japanese Ambassador Extraordinary and Plenipotentiary to Poland
     April 2000:
          Japanese Ambassador Extraordinary and Plenipotentiary to Belgium
     December 2003:
          Retired from office of the Ministry of Foreign Affairs of Japan
     January 2004:
          Senior Advisor of Pioneer
     June 2004 to present:
          Director
Notes: 1. Each candidate has no particular interest in the Company.
2.	Messrs. Tatsuhiro Ishikawa and Shunichi Sato satisfy the requirements of “outside director” under the Company Law of Japan.
Agenda Item No. 4. Election of One (1) Individual as Substitute Auditor in Case of a Vacancy
Out of total four (4) Corporate Auditors currently in office, Mr. Terumichi Tsuchida will retire at the conclusion of this Ordinary General Meeting of Shareholders, and thereafter such number of Corporate Auditors will decrease to three (3).
Therefore, a proposal is hereby made to elect one (1) Substitute Auditor, in case of a vacancy that may be caused by Corporate Auditor’s retirement before the expiration of the term of office.
The effectiveness of the election of substitute auditors is until the beginning of the next ordinary general meeting of shareholders, pursuant to the pertinent laws of Japan. However, the Board of Directors may, with the consent of the Board of Corporate Auditors, terminate the effectiveness of this election, but only prior to the assumption of office of a Corporate Auditor by the Substitute Auditor.
This proposal has obtained the consent of the Board of Corporate Auditors.

The candidate for Substitute Auditor is as follows:
Candidate for Substitute Auditor
Kozue Shiga
Date of Birth:                                          November 23, 1948
Number of Pioneer Shares Held:            None
Brief Personal Profile:
     April 1993:
          Public Prosecutor of Yokohama District Public Prosecutors Office
     April 1997:
          Public Prosecutor of Tokyo District Public Prosecutors Office
     April 1998:
          Admitted to Tokyo Bar Association I
     October 2005 to present:
          Partner of Shiraishi & Partners

Note:	Ms. Kozue Shiga has no particular interest in the Company. She also satisfies the requirements of “outside corporate auditor” under the Company Law of Japan.
Agenda Item No. 5. Presentation of Retirement Allowance to Retiring Directors
To reward Messrs. Akira Niijima, Tadahiro Yamaguchi, Koichi Shimizu, Kanya Matsumoto and Kaneo Ito who will retire from the offices of Director upon expiration of their terms at the time of conclusion of this Ordinary General Meeting of Shareholders, for their services rendered during their terms in office, a proposal is hereby made to present them the retirement allowance within the reasonable amount in accordance with the existing regulations of the Company. It is also proposed to leave the determination of the exact amount, time, method, etc. of the presentation to the resolution of the Board of Directors to be held hereafter.
Brief personal profiles of them are as follows:

Akira Niijima	June 1997:
Director
June 2000:
Managing Director
June 2002:
Senior Managing Director
June 2004 to present:
Senior Managing Director and Representative Director

Tadahiro Yamaguchi	June 1997:
Director
June 2002 to present:
Managing Director

Koichi Shimizu	June 2002:
Director
June 2004 to present:
Managing Director

Kanya Matsumoto	November 1960:
Director
October 1968:
Managing Director
November 1970:
Senior Managing Director and Representative Director
December 1982:
Executive Vice President and Representative Director
June 1996:
Vice Chairman and Representative Director
May 1999:
Chairman and Representative Director
January 2006 to present:
Director and Advisor

Kaneo Ito	December 1982:
Director
December 1988:
Managing Director
June 1991:
Senior Managing Director and Representative Director
June 1996:
President and Representative Director
January 2006 to present:
Director and Advisor
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